Room 4561
Via fax – (408) 517-8186

October 27, 2008

John W. Thompson
Chairman and Chief Executive Officer
Symantec Corporation
20330 Stevens Creek Blvd
Cupertino, CA 95014

> **Re: Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended March 28, 2008**
> **Filed May 21, 2008**
> **Form 10-Q for the Quarterly Period Ended July 4, 2008**
> **Filed August 8, 2008**
> **File no. 0-17781**

Dear Mr. Thompson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 28, 2008

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

Indirect Channel Sales, page 73

1.   Your disclosures on page 31 state "[w]e offer limited rights of return if the inventory held by our distributors and resellers is above the expected level of a

four or six week supply." You also state that the Company typically offers "liberal rights of return if inventory held by our distributors and resellers exceeds the expected level." Both statements appear to refer to situations in which the distributor/reseller holds inventory in excess of expected levels (generally a four or six week supply), however, in the first situation you refer to "limited return rights" and in the second statement you refer to "liberal return rights." Please explain further your accounting policy for sales to distributors. In this regard, please clarify when revenue is recognized on distributor sales (i.e. sell-in for sales not in excess of specified levels or sell-though when inventory exceeds specified levels) and address how you account for return right provisions for each.

2.   In addition, we note when the Company cannot reasonably estimate the amount of excess inventory that will be returned, you offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels. Tell us the amount of deferred revenue that was offset against trade receivables for each period presented. Also, please tell us how you determined that net presentation for these sales is appropriate and tell us the specific accounting guidance you relied upon.

Note 18. Litigation

3.   We note your disclosures on page 108 where you indicate that during the fourth quarter of fiscal 2008, the Company agreed to settle two lawsuits and recognized a net gain of $58.5 million, which is reflected in Settlements of litigation, net in the Consolidated Statements of Income. We further note that the Company recorded an accrual of $21.5 million for the pending settlement of the Veritas CAC, the loss of which is also reflected in "Settlements of litigation, net." Please describe the terms for each of these settlements. Tell us whether your recorded the entire amount of each settlement in "Settlement of litigation, net" and provide a breakdown of this line item by each litigation settlement. Alternatively, if portions of these settlements were recorded elsewhere in your financial statements then please provide a breakdown of such amounts and tell us the methodology used to bifurcate the arrangements and the accounting guidance relied upon in your assessment. In addition, tell us how you determined that classifying the settlement for the Veritas CAC litigation as non-operating expense is appropriate.

Exhibits

4.   Please advise us as to why you have not filed any employment agreements with your named executive officers, other than the Chief Executive Officer and Chief Financial Officer, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. We note that you reference employment agreements with Gregory Hughes and

Gregory S. Butterfield in your definitive proxy statement on Schedule 14A filed on July 28, 2008.

5.   You disclose in the definitive proxy statement on Schedule 14A filed July 28, 2008 that the company entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, the company's Chairman and CEO. Please file the agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K or advise as to why you believe the agreement is not required to be filed.

6.   We note that you have omitted the schedules and exhibits to the Agreement and Plan of Merger Among Symantec Corporation, Atlas Merger Corp, and Altiris, Inc. dated January 26, 2007 which you incorporate by reference from your Form 8-K filed on January 29, 2007. Please provide us with a list briefly identifying the contents of all omitted schedules and similar attachments. Confirm, if true, that none of the omitted schedules or exhibits contains information which is material to an investment decision and which is not disclosed in the acquisition agreement or elsewhere. In addition, provide us with a representation that you will conform your disclosure to the requirements of Item 601(b)(2) of Regulation S-K in future filings.

Form 10-Q for the Quarterly Period Ended July 4, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 22

7.   We note your reference to Note 2 regarding the adoption of SFAS 157 in your critical accounting estimates disclosures on page 22. It appears from this cross-reference that the Company believes the valuation of your financial instruments includes significant judgments and assumptions and accordingly, should be considered a critical accounting policy. Please confirm and if true, please note that the disclosures in MD&A related to your critical accounting policies should enhance and supplement the description of the accounting polices in the Notes to the Consolidated Financial Statements and is not intended to be a duplication of the disclosures in the notes. In this regard, please explain how you determined a cross reference to the disclosures in Note 2 satisfies the requirements of SEC Release 33-8350 to describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and Maryse Mills-Apenteng, Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief